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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 --------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               (Amendment No. 3)


                         MCI Communications Corporation
                   ------------------------------------------
                               (Name of company)


                                  Common Stock
                   ------------------------------------------
                         (Title of class of securities)
                                   552673105
                               ------------------
                                 (CUSIP Number)


                                 Colin R. Green
                       Secretary and Chief Legal Adviser
                         British Telecommunications plc
                                   BT Centre
                               81 Newgate Street
                            London EC1A 7AJ, England
                        Tel. No.:  (011) 44-71-356-5000
                  --------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                August 21, 1997
             -----------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.









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         This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 11, 1994 by British Telecommunications plc, a public limited company incorporated under the laws of England and Wales (the "Reporting Person"), as amended by Amendment No. 1, filed November 3, 1996, and by Amendment No. 2, filed December 5, 1996 (such Schedule, as so amended, being the "Schedule 13D"). This Amendment No. 3 is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.10 per share
(the "Common Stock"), of MCI Communications Corporation, a Delaware corporation (the "Company").


         The following amendment to Item 4 of the Schedule 13D is hereby made:

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         Item 4 is supplemented as follows:

         The Reporting Person announced on August 21, 1997, that following a joint management review of the prospects of both companies, the Reporting Person and the Company are having discussions concerning the economic terms of the Merger Agreement. There can be no assurance as to the outcome of the discussions. A related press release of the Reporting Person is attached hereto as Exhibit 6.


         The following amendment to Item 7 of the Schedule 13D is hereby made:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

         Item 7 is supplemented as follows:

         6.   Reporting Person press release, dated August 21, 1997.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 21, 1997            BRITISH TELECOMMUNICATIONS PLC

                                  By       /s/  Colin R. Green
                                     -------------------------------------------
                                       Name: Colin R. Green
                                       Title:  Secretary and Chief Legal Adviser





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                                 EXHIBIT INDEX

Exhibit  Description
-------  --------------

1.       Amended and Restated Investment Agreement, dated as of January 31,
               1994, between the Reporting Person and the Company, amending and restating the Investment Agreement, dated as of August 4, 1993, between the Reporting Person and the Company.


2.       Registration Rights Agreement, dated as of September 30, 1994, between the Reporting Person and the Company.

3.       First Amendment, dated as of September 29, 1994, to the Investment
               Agreement, between the Reporting Person and the Company.

4.       Agreement and Plan of Merger, dated as of November 3, 1996.

5.       Reporting Person press release, dated November 3, 1996.

6.*      Reporting Person press release, dated August 21, 1997.

_________________

* Filed herewith.